[TCW Letterhead]

October 31, 2012

VIA EDGAR

Larry Greene, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments Received
TCW Funds, Inc. Post-Effective Amendment No. 74

Dear Mr. Greene:

In connection with a response being made on behalf of TCW International Growth Fund (the “Fund”) to comments you provided with respect to the TCW Funds, Inc. Post-Effective Amendment No. 74 (the “PEA”), the Fund hereby acknowledges that:

The Fund is responsible for the adequacy and accuracy of the disclosure contained in the PEA.

Comments of the staff of the Securities and Exchange Commission (the “SEC Staff”) or changes to disclosure in response to SEC Staff comments to the PEA reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the PEA; and the Fund may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgments should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Prospectus

1.	Disclosure should be added regarding the risks relating to the economic recession, market volatility, and sub-prime lending.

Response: The Fund’s Prospectus currently contains disclosure that addresses this comment. Please see the description of “Market Risk” on page 8 of the Prospectus.

2.	Disclosure should be added relating to derivatives and the risks associated with investment in derivatives to ensure that the information provided is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the Fund intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated July 30, 2010.

Response: The Fund has reviewed the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) (the “Letter”) and confirms that, in the Fund’s opinion, the derivatives disclosure is consistent with the observations made in the Letter.

To the extent the Fund uses derivatives as part of its principal investment strategies, or such use subjects the Fund to a principal risk, the Fund believes both the Principal Investment Strategies and Principal Risks sections (i) adequately discuss such derivatives, (ii) do not include extraneous discussion of derivatives that are not part of the Fund’s principal investment strategies or risks, and (iii) adequately address the purposes for the use of such derivatives.

The Fund provides a summary of the types of derivatives used within its Principal Investment Strategies section. The disclosure provided in this section is only a summary and is limited to the securities and instruments used in furtherance of the Fund’s principal investment strategies. The Fund may use a variety of different derivative instruments from time to time for a variety of different purposes, including, but not limited to, hedging and in furtherance of the Fund’s investment strategies. It would be impossible to identify each type of derivative instrument that may be used, and the various purposes for such use given a continually changing investment landscape, within the confines of a summary of principal investment strategies. The Principal Risks and Risk Definitions section following the Fund Summary is more detailed, but is inherently limited to a discussion of derivatives in the context of what factors constitute a principal risk to the Fund.

Although the Fund does not believe it is appropriate to include a full description of each type of derivative used and the purposes thereof within the Fund Summary, the Fund notes that more complete disclosure is found elsewhere in the registration statement. For example, the Principal Risks and Risk Definitions section of the Prospectus provides a more complete description of the principal risks of derivatives exposure. Still more detailed disclosure regarding derivatives, and their risks, is found in the Investment Practices section and Risk Considerations section of the Statement of Additional Information (“SAI”). The Fund believes that this presentation of derivatives disclosure throughout the registration statement – beginning with a summary in the Fund Summary and providing successively more detail in separate sections of the Prospectus and SAI that follow – is an appropriate presentation of the types of derivatives used, the purposes thereof and the attendant risks.

3.	Given that the term “international” is included in the Fund’s name, explain how the Fund will invest in securities across countries or regions. For example, disclose that under normal market conditions, the Fund will invest 50% of its securities in countries outside of the United States.

Response: As you know, footnote 42 to the adopting release for Rule 35d-1 clarifies that the use of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1.1 Nonetheless, “[the Commission] would expect . . . that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In the past, the SEC and the SEC Staff have distinguished “international” investment companies by suggesting that an investment company with “international” in its name invests in securities of issuers in at least three different countries outside the United States.2 Accordingly, the Fund believes its current investment strategy, which causes the Fund to invest in companies that are domiciled outside the United States or whose primary business operations are outside the United States, to be consistent with SEC and SEC Staff guidance regarding the use of “international” in a fund’s name.

[1]	Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001).
[2]

See Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Jan. 3, 1991) at II.A (rescinded by Investment Company Act Release No. 23064 (Mar. 13, 1998)).

We also respectfully submit that the imposition of investment policies/restrictions of this nature, which are not mandated by the 1940 Act or existing rules thereunder, are appropriately administered through a formal notice and comment process whereby interested members of the industry and observers have the ability to provide meaningful input into the rulemaking process.3 Furthermore, the application of a particular quantified percentage test to the Fund (i.e., “significant amount” or 50%) would result in disparate treatment of the Fund as compared to similar registered investment companies due to the fact that many other registered investment companies currently operate using the word “international” in their names under a standard that is more flexible or permissive than the one being proposed by the SEC Staff here.

4.	Disclosure required by Item 3(f)(i) of Form N-1A should be added to the table titled “Annual Fund Operating Expenses” in the event that the fees and expenses incurred indirectly by the Fund as a result of investment in one or more acquired funds exceeds 0.01 percent (one basis point.)

Response: The fees and expenses incurred indirectly by the Fund as a result of investment in one or more acquired funds are not anticipated to exceed 0.01 percent.

5.	Confirm that the fee waiver/expense reimbursement will only exclude interest and acquired fund fees and expenses, as indicated in the footnote to the table titled “Annual Fund Operating Expenses.”

Response: The Fund’s current contractual fee waiver/expense reimbursement only excludes interest and acquired fund fees and expenses.

6.	Disclosure should be added in the event the fee waiver/expense reimbursement has a “claw back.”

Response: The Fund’s fee waiver/expense reimbursement does not have a “claw back” and, as a result, no such disclosure will be added.

7.	File the fee waiver/expense reimbursement agreement.

Response: Comment accepted.

8.	Describe who can terminate the fee waiver/expense reimbursement arrangement and under what circumstances in the note to the table titled “Annual Fund Operating Expenses,” as required by Instruction 3(e) to Item 3 of Form N-1A.

Response: The contractual fee waiver/expense reimbursement arrangement is for the period November 1, 2012 through February 28, 2014. TCW Investment Management Company may not terminate the fee waiver/expense reimbursement arrangement without the approval of the Board of Directors during this period.

9.	Confirm that the portfolio manager, not the investment adviser, establishes the criteria to determine what companies are “growth companies.”

[3]	See Section 35(d), which explicitly provides that “[t]he Commission is authorized by rule, regulation, or order, to define such names or titles as are materially deceptive or misleading.”

Response: The portfolio manager establishes the criteria to determine what companies are “growth companies.”

10.	Expand disclosure relating to “other securities with equity characteristics” in the section titled “Principal Investment Strategies” to include any exotic securities that would be included in this category.

Response: The current disclosure adequately addresses the types of equity securities the Fund intends to invest in. As a result, no additional disclosure is necessary.

11.	Remove the cross-reference to the Fund’s website in the section titled “Investment Results.”

Response: Comment accepted.

12.	Clarify the language under the subsection titled “Securities Lending” in the section titled “Principal Risks and Risk Definitions” regarding who manages collateral received for securities lent with respect to securities lending and whether the Fund may vote securities lent.

Response: Comment accepted.

13.	If the Fund may invest in “commodities,” as indicated in the subsection titled “Derivatives Risk” in the section titled “Principal Risks and Risk Definitions,” add disclosure to the section titled “Principal Investment Strategies.”

Response: The Fund may invest in commodity linked derivatives, but not as a principal investment strategy. As a result, such instruments are not included in the section titled “Principal Investment Strategies.”

14.	Clarify if the Fund will be using European style or American style options, if applicable.

Response: The Fund may use both European style and American style options. Disclosure clarifying this has been added to the SAI.

15.	Identify the types of swap agreements that the Fund may enter into (e.g., credit default swaps, interest rate swaps, etc.).

Response: The Fund may engage in swap transactions, including, but not limited to, swap agreements on interest rates, security or commodity indexes, specific securities and commodities, and credit and event-linked swaps. The Fund may invest in currency exchange rate swap agreements and options on swap agreements. The Fund also may enter into credit default swap agreements.

16.	Revise the section titled “Portfolio Manager” to clarify the number of the Fund’s portfolio managers.

Response: Comment accepted.

17.	In the section titled “Advisory Agreement,” with respect to the expense ratio average for comparable funds as calculated by Lipper, Inc., please disclose the expense ratio average for the most recent month and note that it will change.

Response: Comment accepted.

18.	Remove any terms in the Glossary that are not used in the Prospectus.

Response: Comment accepted.

Statement of Additional Information

19.	Explain the Fund’s borrowing policy in the section titled “Investment Practices.”

Response: The Fund may borrow money to the extent permitted under the 1940 Act, and as interpreted, modified or otherwise permitted by regulatory authority having jurisdiction, from time to time. This means that, in general, the Fund may borrow money from banks for any purpose in an amount up to 1/3 of the Fund’s total assets. The Fund also may borrow money for temporary administrative purposes in an amount not to exceed 5% of the Fund’s total assets. Disclosure to this affect has been added to the SAI.

20.	In Investment Restriction 3, add “or group of industries” after “one particular industry.”

Response: Comment accepted.

21.	In Investment Restriction 6, delete “subject to restrictions described in the Prospectus and elsewhere in the Statement of Additional Information” because it suggests all restrictions set forth in the Prospectus and Statement of Additional Information may be fundamental.

Response: Comment accepted.

22.	In the section titled “Investment Restrictions,” add an exception for borrowing where it indicates that percentage limitations contained in the restrictions listed apply at the time of purchase.

Response: Comment accepted.

23.	Explain the Fund’s position that “mortgage-backed securities and asset-backed securities, whether government-issued or privately issued do not represent interests in any particular ‘industry,’ and therefore the 25% concentration restriction noted above does not apply to such securities.”

Response: Mortgage-backed securities that are issued or guaranteed by the U.S. Government, its agencies or instrumentalities are not subject to the Fund’s industry concentration restrictions, by virtue of the exclusion from that test available to all U.S. Government securities.

In the case of privately issued mortgage-related securities, or any asset-backed securities, the Fund takes the position that such securities do not represent interests in any particular “industry” or group of industries. Guide 19 reiterated the SEC Staff’s definition of concentration as investment of more than twenty-five (25) percent of the value of a fund’s assets in any one industry.4 Guide 19 permitted registrants to define their own industry classifications so long as the classifications were reasonable and the companies within a single industry had materially similar primary economic characteristics. Although the guidelines were rescinded in 1998 in

[4]	Registration Form Used by Open-End Management Investment Companies, Securities Act Release No. 6479 at Guide 19 (Aug. 12, 1983) (“Form N-1A Adopting Release”).

connection with unrelated amendments to Form N-1A,5 registrants continue to rely on the guidelines.6 Based on the analysis set forth below, the Fund believes treating privately issued mortgage-related securities and asset-backed securities as not part of any industry for purposes of the Fund’s concentration policy is a reasonable position consistent with SEC Staff guidance.

The commonly accepted understanding of “industry” is an aggregation of companies which produce similar products or services (such as the automobile industry or the banking industry). Mortgage- and asset-backed securities, by contrast, are a type of security – they are no more an “industry” than preferred stock, warrants or debentures are industries. It is for that reason that various publicly available industry classification schemes, including the SIC Codes and NAICS Codes do not classify mortgage- or asset-backed securities as part of any industry. The Fund is not aware of any widely recognized industry classification scheme that defines these securities as part of any “industry.”

*        *        *

We believe that the foregoing has been responsive to the SEC Staff’s comments. Please call the undersigned at (213) 244-0000 if you wish to discuss this correspondence further.

Sincerely,

/s/ Michael E. Cahill

Michael E. Cahill

Secretary

[5]	Registration Form Used by Open-End Management Investment Companies, Securities Act Release No. 7512 (Mar. 13, 1998).
[6]

A recent amicus brief filed by the SEC indicates that it expressly approves of the Guide 19 instruction that registrants may make their own reasonable industry classifications so long as they are not overly broad within the meaning of Guide 19. Brief for SEC as Amicus Curiae Supporting Plaintiffs at 9, In re Charles Schwab Corp. Securities Litigation, No. C-08-01510 (N.D. Cal. March 25, 2010)(“Although the 1983 guidelines do not apply to registration statements currently filed under Form N-1A [citation omitted], the Commission agrees with the portion of Guide 19 quoted above, upon which the investment company industry continues to rely (as reflected by the parties’ arguments here)”)(the “SEC Amicus Brief”).